AB

VP 3-12-02



02006792

UNITED STATES
[SECURITIES] AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-51679

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. MAR 1 2002 080

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Worthmark Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Robert Street North
(No. and Street)

St. Paul (City) | Minnesota (State) | 55101-2098 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jennifer Baston | 651-665-1000 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — if individual, state last, first, middle name)

4200 Norwest Center (Address) | Minneapolis, (City) | Minnesota (State) | 55402 (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

VP 3-19-02

OATH OR AFFIRMATION

I, George Connolly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Worthmark Financial Services, LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO and President

Title

Notary Public



BLAINE D. WESTBERG
NOTARY PUBLIC – MINNESOTA
My Comm. Expires Jan. 31, 2005

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) ~~Statement of Changes in Financial Condition~~ Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
X (g) Computation of Net Capital
_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
_ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
_ (m) A copy of the SIPC Supplemental Report.
_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditors' Report on Internal Accounting Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT

The Members
Worthmark Financial Services, LLC:

We have audited the accompanying statement of financial condition of Worthmark Financial Services, LLC (the Company) as of December 31, 2001 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that is being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Worthmark Financial Services, LLC as of December 31, 2001 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 14, 2002



WORTHMARK FINANCIAL SERVICES, LLC
Statement of Financial Condition
December 31, 2001

Assets

Cash	$	22,034
Investment in Advantus Money Market Fund, Inc., at market value, which equals cost		1,188,967
Fees receivable		53,792
Software and equipment, net of accumulated amortization and depreciation of $16,907		76,847
	$	1,341,640

Liabilities and Members' Equity

Liabilities:

Due to Minnesota Life	$	128,451
Due to affiliates		63,117
Salaries payable		19,382
Accounts payable		62,791
		273,741

Members' Equity:

Paid-in capital		4,500,000
Accumulated deficit		(3,432,101)
		1,067,899
	$	1,341,640

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Operations
For the year ended December 31, 2001

Revenues		
Commission income	$	206,499
Investment advisor service fees		6,984
Investment advisor other fees		17,630
Dividend income		31,718
		262,831
Expenses		
Salaries		756,656
Indirect expenses paid to affiliates		774,398
General and administrative		384,426
Marketing		18,912
Travel		44,360
		1,978,752
Net loss	$	(1,715,921)

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2001

	Securian	Outside Owners
Balance at December 31, 2000	$ 128,820	$ 0
Capital contributions	2,655,000	0
Net loss	(1,715,921)	0
Balance at December 31, 2001	$ 1,067,899	$ 0

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC
Statement of Cash Flows
For the year ended December 31, 2001

Cash flows from operating activities:		
Net loss	$	(1,715,921)
Adjustments to reconcile net loss to net cash used by operating activities:		
Amortization and depreciation		16,907
Software capitalized		(93,754)
Change in operating assets and liabilities:		
Increase in fees receivable		(53,792)
Decrease in salaries payable		(12,284)
Increase in accounts payable		47,681
Increase in due to Minnesota Life		16,873
Increase in due to affiliates		52,272
Net cash used by operating activities		(1,742,018)
Cash flows from financing activities:		
Capital contributions		2,655,000
Increase in cash and cash equivalents		912,982
Cash and cash equivalents at beginning of year		298,019
Cash and cash equivalents at end of year	$	1,211,001

See accompanying notes to financial statements

WORTHMARK FINANCIAL SERVICES, LLC

Notes to Financial Statements

December 31, 2001

(1) Nature of Business

Worthmark Financial Services, LLC (the Company) was formed as a Limited Liability Company on July 1, 1999. The Company is a joint venture between Securian Financial Services, Inc., a majority unit holder, and certain outside parties. Securian Financial Services, Inc. owns 100 class A units, which represent 51% of the voting rights in the Company, and 2 outside owners own 100 class B units, which represent 49% of the voting rights.

The Company was formed for the purpose of forming alliances with CPA firms for sales of mutual fund shares and certain annuity and life products of Minnesota Life Insurance Company (Minnesota Life), the ultimate parent company of Securian Financial Services, Inc. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934.

The Company's results of operations may not be indicative of the results that might be obtained had it operated independently.

(2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, including reporting or disclosure of contingent assets and liabilities, as of the balance sheet date and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates.

Amortization of Software

Computer software costs incurred for internal use are capitalized and amortized over a five-year period. Computer software costs include application software, purchased software packages and significant upgrades to software. At December 31, 2001, the Company had unamortized cost of $76,847. The Company's amortized software expense was $16,907 for the year ended December 31, 2001.

(3) Related Party Transactions

The Company pays Minnesota Life for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Minnesota Life incurs on behalf of the Company. For the year ended December 31, 2001, Minnesota Life allocated expenses of $744,345 to the Company. At December 31, 2001, $128,451 was payable to Minnesota Life.

The Company pays Securian Financial Services, Inc. for expenses including allocations for occupancy costs, data processing, compensation, advertising and promotion and other administrative expenses, which Securian Financial Services, Inc. incurs on behalf of the Company. For the year ended

(3) **Related Party Transactions - Continued**

December 31, 2001, Securian Financial Services, Inc. allocated expenses of $30,053 to the Company. At December 31, 2001, $63,117 was payable to Securian Financial Services, Inc.

The Company invests in a money market mutual fund advised by Advantus Capital Management, Inc. (the parent company of Securian Financial Services, Inc.).

Securian Financial Services, Inc. has invested capital in the Company representing initial funding of the Company's operations. Under the Company's limited liability company agreement, the Company's losses $3,432,101 are allocated to Securian Financial Services, Inc. and the Company's profits will be allocated to Securian Financial Services, Inc. to the extent that capital has been contributed before being split between the members.

(4) **Income Taxes**

Because the Company is a limited liability company, it is treated as a partnership for tax purposes. Under this arrangement, taxes are not assessed at the partnership level, but any tax benefit or expense is passed through to its owners. During 2001, all of the Company's losses were passed through to Securian Financial Services, Inc.

(5) **Net Capital Requirements**

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2001, the Company had net capital and net capital requirements of $913,481 and $18,249, respectively. The Company's net capital ratio (ratio of aggregate indebtedness to net capital) was .30 to 1 at December 31, 2001.

(6) **Rule 15c3-3**

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

(7) **Contingencies**

The Company is a defendant in various litigation generally incidental to its business. Although it is difficult to predict the ultimate outcome of these cases, management believes, based on discussions with counsel, that any ultimate liability, except as otherwise disclosed, will not materially affect the financial position or results of operations of the Company.

Schedule 1

WORTHMARK FINANCIAL SERVICES, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities Exchange Commission
as of December 31, 2001

Member's Equity	$	1,067,899
Deduction: Non-allowable asset:		
Software and equipment, net of amortization and depreciation		(76,847)
Fees receivable		(53,792)
Net capital before haircuts on securities		937,260
Haircuts on securities:		
Advantus Money Market Fund, Inc.		23,779
Net capital	$	913,481
Total aggregate indebtedness	$	273,741
Net capital	$	913,481
Minimum capital required to be maintained (the greater of $5,000 or 6 2/3% of aggregate indebtedness of $273,741)		18,249
Net capital in excess of requirements	$	895,232
Ratio of aggregate indebtedness to net capital		0.30

There were no differences in the computation of net capital or aggregate indebtedness between the amounts included in Part IIA of Form X-17A-5 (as amended) and the above computations.

See accompanying independent auditors' report



4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Members
Worthmark Financial Services, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Worthmark Financial Services, LLC (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1. making quarterly securities examinations, counts, verifications, and comparisons; 2. recordation of differences required by Rule 17a-13; 3. complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of internal control or the practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.





Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 14, 2002


KPMG


RECD S.E.C.
MAR 1 2002
080

WORTHMARK FINANCIAL SERVICES, LLC

Financial Statements with Supplementary Information and Independent Auditors' Report on Internal Control

December 31, 2001